Exhibit 3.129

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:58 PM 12/16/2010
FILED 12:53 PM 12/16/2010
SRV 101197773 - 4914092 FILE

STATE of DELAWARE
LIMITED LIABILITY COMPANY
CERTIFICATE of FORMATION

First: The name of the limited liability company is National Tax Lending, LLC

Second: The address of its registered office in the State of Delaware is 2711 Centerville Road, Suite 400 in the City of  Wilmington. Zip code 19808. The name of its Registered agent at such address is Corporation Service Company

Third: (Use this paragraph only if the company is to have a specific effective date of dissolution: “The latest date on which the limited liability company is to dissolve is                        .”)

Fourth: (Insert any other matters the members determine to include herein.)

In Witness Whereof, the undersigned have executed this Certificate of Formation this 16th day of December , 2010.

By:	/s/ Heidi Bowman
Authorized Person (s)

Name:	Heidi Bowman